Exhibit 99.1

StoneRiver, Inc. (A Wholly Owned Subsidiary of StoneRiver Group, L.P.) Financial Statements as of and for the Year Ended December 31, 2016, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To StoneRiver, Inc.:

We have audited the accompanying financial statements of StoneRiver, Inc. (the “Company”), a wholly owned subsidiary of StoneRiver Group, L.P., which comprise the balance sheet as of December 31, 2016, and the related statements of operations, shareholder’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of StoneRiver, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matters

As discussed in Note 2 to the financial statements, the Company adopted public company accounting guidance related to accounting for goodwill in connection with the Company’s acquisition by a public company. Our opinion is not modified with respect to this matter.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations and cash flows if the Company had been operated as an unaffiliated company. As described in Note 7 to the financial statements, portions of certain expenses represent allocations from the parent. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche, LLP

Milwaukee, Wisconsin

June 5, 2017

STONERIVER, INC.

(A Wholly Owned Subsidiary of StoneRiver Group, L.P.)

BALANCE SHEET

AS OF DECEMBER 31, 2016

(Dollars in thousands except par value)

ASSETS

CURRENT ASSETS:
Cash	$5,419
Accounts receivable—net	12,312
Prepaid expenses and other current assets	1,465

Total current assets	19,196

LOAN RECEIVABLE	-

PROPERTY AND EQUIPMENT—Net	646

INTANGIBLE ASSETS—Net	12,141

GOODWILL	43,714

OTHER LONG-TERM ASSETS	78

TOTAL	$75,775

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,071
Accrued expenses	6,394
Accrued bonuses	2,107
Deferred revenue	11,618
Current portion of long-term debt	1,500

Total current liabilities	22,690

LONG-TERM DEBT	28,297

DEFERRED INCOME TAXES	3,862

OTHER LONG-TERM LIABILITIES	393

Total liabilities	55,242

COMMITMENTS AND CONTINGENCIES (Notes 5 and 8)

SHAREHOLDER’S EQUITY:
Common stock—$.001 par value—1000 shares authorized; 100 shares issued	-
Subsidiary equity	20,533

Total shareholder’s equity	20,533

TOTAL	$75,775

See notes to financial statements.

STONERIVER, INC.

(A Wholly Owned Subsidiary of StoneRiver Group, L.P.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

REVENUE	$82,407

EXPENSES:
Cost of revenue (excluding depreciation and amortization
included below)	62,955
Selling, general and administrative	16,658
Depreciation and amortization	5,194

Total expenses	84,807

OPERATING LOSS	(2,400)

INTEREST EXPENSE	1,680

LOSS BEFORE INCOME TAX BENEFIT	(4,080)

INCOME TAX BENEFIT	(1,761)

NET LOSS	$(2,319)

See notes to financial statements.

STONERIVER, INC.

(A Wholly Owned Subsidiary of StoneRiver Group, L.P.)

STATEMENT OF SHAREHOLDER’S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

	Common	Subsidiary
	Stock	Equity	Total

BALANCE—December 31, 2015	$-	$19,865	$19,865

Net loss	-	(2,319)	(2,319)

Contribution of SRC	-	1,907	1,907

Net transfers from parent	-	1,080	1,080

BALANCE—December 31, 2016	$-	$20,533	$20,533

See notes to financial statements.

STONERIVER, INC.

(A Wholly Owned Subsidiary of StoneRiver Group, L.P.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,319)
Adjustments to reconcile net loss to net cash provided by operating activities:
Deferred income taxes	(1,831)
Depreciation	613
Amortization of intangible assets	4,581
Loss (gain) on disposal of fixed assets	3
Deferred financing costs amortization	95
Changes in assets and liabilities, net of SRC contribution:
Accounts receivable	4,628
Prepaid expenses and other assets	(5)
Accounts payable and accrued expenses	1,661
Deferred revenues	(3,068)

Net cash provided by operating activities	4,358

CASH FLOWS FROM INVESTING ACTIVITIES—Capital expenditures	(348)

Net cash used in investing activities	(348)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of term loans and line of credit	1,000
Repayment of term loans and line of credit	(6,750)
Contribution of SRC	3,738
Transfers from parent—net	3,421

Net cash provided (used) by financing activities	1,409

NET INCREASE (DECREASE) IN CASH	5,419

CASH:
Beginning of year	-

End of year	$5,419

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,272

Income taxes paid—net of refunds received	$7

Assets acquired through contribution of SRC	$2,953

Liabilities acquired through contribution of SRC	$4,784

Assets transferred to SRG	$2,341

See notes to financial statements.

STONERIVER, INC.

(A Wholly Owned Subsidiary of StoneRiver Group, L.P.)

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016

(Dollars in thousands)

1.	DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

StoneRiver, Inc. (the “Company”), was a wholly owned subsidiary of Progressive Enterprises Holdings, Inc., (“PEH”) which was a wholly owned subsidiary of StoneRiver Group, L.P. (“SRG”).

On January 14, 2016, PEH was sold to a third party and the Company became directly wholly owned by SRG. On March 1, 2016, the Company merged with StoneRiver Corporate, LLC (“SRC”), a subsidiary of SRG, which served as the corporate headquarters for SRG and its subsidiaries. SRC was dissolved in connection with the merger. At the time of the merger, SRC only supported the Company and all of its operating expenses were allocated to the Company. Based on the substance of the merger, which in effect represented a transfer of net assets to the Company, it was accounted for as a contribution from the parent. As of March 1, 2016, the balance sheet for SRC was included in the balance sheet of the Company and the results of its operations and its cash flows were included in the results of the Company thereafter.

The Company provides policy, claims, billing, and reinsurance administration and financial and compliance software and services to life and annuity and property and casualty insurance carriers.

SRG is ultimately owned by Trident FIS Holdings, LLC and Trident FIS PF Holdings, LLC (collectively “Trident”), and Fiserv, Inc. (“Fiserv”). Trident and Fiserv represent 51% and 49% of ownership units of SRG, respectively. The Trident investors are funds managed by Stone Point Capital, LLC (“Stone Point”), a private equity firm that primarily invests in insurance and financial services companies.

2.	SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Change in Accounting—On January 1, 2015, the Company adopted the accounting guidance under Accounting Standards Update (“ASU”) No. 2014-02, Intangibles—Goodwill and Other, which allowed the Company to prospectively begin amortizing the recorded goodwill balance on a straight line basis over a 10 year period. This ASU is only applicable to private companies. As discussed in Note 9 to the financial statements, the Company was acquired in February 2017. The purchaser is a public company. Therefore, in order to comply with public company generally accepted accounting principles, in 2016, the Company ceased applying this ASU and retroactively restated 2015 to exclude goodwill amortization. Goodwill amortization of $4,371 recorded in 2015 was reversed along with $497 of income tax benefit relating to the portion of the goodwill amortization that was tax deductible, resulting in a decrease to net loss of $3,874.

The ASU also provides an exemption from the requirement to perform an annual impairment test. The Company had previously determined that it had only one reporting unit and had previously performed a step one impairment test with no impairment indicated in 2014 or 2015. Therefore, the change in accounting had no other impacts to the financial statements. The company performed an impairment test in 2016 and concluded there was no impairment.

Fair Value Measurements—The carrying values of receivables and payables, including the loan receivable, approximate fair value due to the short period of time to maturity. The carrying value of the term loan approximated its estimated fair value due to its variable rate at December 31, 2016.

Accounting guidance has established a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority is given to prices based on models, methodologies, and/or management judgments that rely on direct or indirect observable inputs (Level 2), and the lowest priority to prices derived from models, methodologies, and/or management judgments that rely on significant unobservable inputs (Level 3). The term loan was valued using Level 2 inputs.

Concentration of Credit Risk—One customer accounted for $859 of the accounts receivable balance at December 31, 2016.

Revenue Recognition—Revenues are derived from information technology software development and implementation services, software licenses, hosting fees and maintenance fees and are recognized as the related products or services are provided. Software license sales are recognized as revenue when written contracts are signed, delivery of the product has occurred, the fee is fixed or determinable, and collection is probable. When license and maintenance contracts are sold together, revenue recognition is based on vendor specific objective evidence of fair value for like products when sold separately. If software required significant modification, license and software development and implementation revenues are recognized on a percentage of completion basis based on hours. Software maintenance fee revenues for ongoing customer support are recognized ratably over the term of the related support period, which is generally 12 months. Hosting fees revenues are recognized ratably over the term of the service period. Deferred revenues consist primarily of advance billings for services and are recognized as revenue when the services are provided.

Revenues are also derived from professional and consulting services which are recognized on a time and material basis as the services are performed.

Allowance for Doubtful Accounts—The Company analyzes trade accounts receivable by considering historical bad debts, customer creditworthiness, current economic trends, changes in customer payment terms and collection trends when evaluating the adequacy of the allowance for doubtful accounts. The allowance for doubtful accounts was $160 at December 31, 2016.

Selling, General, and Administrative Expenses—Selling, general and administrative expenses primarily consist of salaries, wages and related expenses paid to sales personnel, administrative employees and management; advertising and promotional costs; and other selling and administrative expenses.

Property and Equipment—Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets or leasehold period if shorter. Property and equipment at December 31, 2016, consisted of the following:

	Cost	Life

Leasehold improvements	$192	5–7 years
Data processing equipment	5,187	3–5 years
Furniture and equipment	949	5–7 years

	6,328

Less accumulated depreciation	5,682

Total	$646

Intangible Assets—Intangible assets at December 31, 2016, consisted of the following:

	Gross Carrying	Accumulated	Net Book
	Amount	Amortization	Value

Capitalized software	$17,259	$16,309	$950
Acquired software	19,790	19,790	-
Purchased software	3,677	3,152	525
Customer relationships	26,045	15,379	10,666

Total	$66,771	$54,630	$12,141

Capitalized software development costs represent the capitalization of certain costs incurred to develop new software or to enhance existing software which is marketed externally. After the technological feasibility of the software has been established, software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility are expensed as incurred. Software development costs are amortized on a product by product basis commencing on the date of general release of the products.

Capitalized software development costs are amortized over their estimated useful lives, which are generally five years. Amortization of capitalized development costs which were put into service were $2,064 for the year ended December 31, 2016.

Acquired software represents software and technology intangible assets and is amortized over their estimated useful lives of five to seven years. Amortization expense for customer relationships intangible assets and acquired software and technology totaled $2,244 for the year ended December 31, 2016.

Purchased software represents software licenses purchased from third parties and is amortized over the estimated useful lives, generally three to five years. Amortization of purchased software totaled $273 for the year ended December 31, 2016.

Customer relationships intangible assets represent customer contracts and relationships and are amortized using an accelerated method of amortization over their estimated useful lives of generally 20 years. An accelerated method is utilized because it reflects the pattern in which the economic benefits of the intangible asset are expected to be realized. The customer contracts typically range from five to eight years in duration.

The Company estimates that amortization expense with respect to intangible assets over the next five years, 2017 through 2021, will be $3,077, $1,853, $1,507, $1,199, and $990, respectively.

Goodwill—Goodwill represents the excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired. The Company tests goodwill for impairment at least annually on October 31 and more frequently if circumstances warrant. The impairment test consists of two steps: in step one, the carrying value of the reporting unit is compared with its fair value estimated on a discounted cash flow basis; in step two, which is applied only when the carrying value is more than its fair value, the fair value of the reporting unit’s net assets other than goodwill are subtracted from the fair value of its equity, and if that result is less than the carrying amount of goodwill, an impairment would occur. Fair values for the reporting unit are determined using an income approach. For purposes of the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. Internal forecasts are used to estimate future cash flows and include an estimate of long-term future growth rates. Actual results may differ from those assumed in the forecasts.

The Company may perform a qualitative test to determine whether it is more-likely-than-not that the fair value of its reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test.

In 2016, the Company performed a qualitative test and determined it was unnecessary to perform the quantitative goodwill impairment test.

The Company had $3,281 of tax deductible goodwill at December 31, 2016.

The carrying amount of goodwill at December 31, 2016, consisted of the following:

Gross carrying amount	$64,414
Accumulated impairments	20,700

Net book value	$43,714

Impairment of Long-Lived Assets—The Company evaluates the recoverability of the recorded amount of long-lived assets whenever events or changes in circumstances indicate that the recorded amount of an asset may not be fully recoverable. Impairment is assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. If it is determined that an asset is impaired, the impairment to be recognized is measured as the amount by which the recorded amount of the asset exceeds its fair value. Fair value is determined using a discounted cash flow analysis.

Income Taxes—Current income taxes are recorded based on statutory rates applied to taxable income or were allocated to the Company, as if a separate income tax return was filed, and related amounts were included in net transfers from parent. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating loss and tax credit carryforwards, and tax contingencies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance, if necessary, is recorded against deferred tax assets for which utilization of the asset is not likely.

Adopted Accounting Standards—In April 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2015-03, Interest—Imputation of Interest. ASU No. 2015-03 requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. The Company adopted this ASU in 2016.

Recent Accounting Pronouncements—In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This standard provides companies with a single model for use in accounting for revenue arising from contracts with customers. The core principle of this model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. Public entities are required to adopt the new revenue standard for annual reporting periods beginning after December 15, 2017. The guidance allows companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption through a cumulative adjustment. The Company is currently evaluating the impact of this guidance on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. ASU No. 2016-02 requires lessees to recognize the assets and liabilities arising from leases in the balance sheet. The new guidance requires that all leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements. This guidance will be effective for public entities for periods beginning on January 1, 2019. The Company is currently evaluating the impact of this guidance on the financial statements.

In January 2017, the FASB issued new guidance that simplifies the accounting for goodwill impairment. The new guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. The guidance is effective for the Company in 2020; however, early adoption is permitted for any impairment tests performed after January 1, 2017. This guidance will only impact the Company if there is a future impairment of goodwill.

3.	DEBT

Long-term debt at December 31, 2016, consisted of the following:

Term loan	$30,000
Less debt issuance costs	203
Less current maturities	1,500

Total	$28,297

On September 12, 2014, certain of SRG’s subsidiaries including the Company (the “Borrowing Group”) entered into a credit agreement (“Credit Agreement”) with a syndicate of lenders to primarily finance a distribution to SRG unitholders. The Credit Agreement included a term loan (“Term Loan”) for $85,000 and a revolving line of credit (“Revolver”) for borrowings up to $5,000. In conjunction with the financing, the Borrowing Group paid debt issuance costs of $879, of which $434 were allocated to the Company on a pro rata basis.

Debt issuance costs are amortized as a component of interest expense over the term of the underlying debt using the effective interest method. Debt issuance cost related to the Company’s Term Loan totaled $203 at December 31, 2016, and is reported as a direct reduction of Long-Term Debt on the Company’s balance sheet.

During 2015, the Credit Agreement was amended to remove certain SRG subsidiaries, to reduce the Term Loan to $40,000, to reduce the Revolver to $4,000, and to revise the debt covenant ratio calculations.

During 2016, the Credit Agreement was amended to remove certain SRG subsidiaries and to allow for the Company’s financial statements to be provided to the lenders rather than the financial statements of SRG for compliance with covenants. The Company became the only borrower after its merger with SRC as of March 1, 2016.

The Term Loan and Revolver are secured by the assets of the Company. The Term Loan matures on September 12, 2019, and bears interest at a variable rate based on a specified rate determined by the Company’s leverage ratio plus either the adjusted London Interbank Offered Rate (LIBOR), or the base rate, which is the greatest of (a) the prime rate, (b) the federal funds rate plus 0.5%, or (c) the adjusted LIBOR plus 1%. The variable interest rate on the borrowings was 4.27% at December 31, 2016. Scheduled principal payments are due quarterly on the revised principal amount of $40,000 at 1.875% per quarter through September 30, 2016, and 2.5% per quarter through June 30, 2019, with the remaining principal due on the maturity date. During 2016, the Company made voluntary prepayments of scheduled principal payments due on March 31, 2017, June 30, 2017, and half of the payment due on September 30, 2017.

Future minimum debt payments are as follows:

2017	$1,500
2018	4,000
2019	24,500

A mandatory excess cash flow payment is required annually, beginning with the year ended December 31, 2015. The excess cash flow payment is payable within 125 days after the end of the year and is equal to 50% of excess cash flow if the leverage ratio, determined on a pro forma basis, is greater than 2.75 to 1.0, 25% if equal to or less than 2.75 to 1.0, but greater than 2.5 to 1.0, or no mandatory excess cash flow principal payment is due if equal to or less than 2.5 to 1.0. Excess cash flow is defined as net income before interest, taxes, depreciation, and amortization less capital expenditures, cash interest, cash taxes, scheduled term loan principal payments, and certain other adjustments. No excess cash flow payment was required for the year ended December 31, 2016. Voluntary prepayments of principal are allowed, and mandatory repayments are required under certain circumstances, such as pursuant to certain asset sales (subject to a period of less than one year to reinvest the net proceeds in eligible assets), incurrence of indebtedness for money borrowed, and issuance of preferred units.

The Credit Agreement contains various restrictions and covenants that require the Company, among other things, to limit the ratio of its indebtedness less unrestricted cash to net earnings before interest, taxes, depreciation, and amortization and certain other adjustments to less than 3.75 to 1.0 through March 31, 2016, 3.50 to 1.0 through September 30, 2016, 3.25 to 1.0 through March 31, 2017, and 3.0 to 1.0 thereafter. In addition, the Company must maintain a ratio of net earnings before interest, taxes, depreciation, and amortization and certain other adjustments to fixed charges, as defined, of at least 1.1 to 1.0. The Company was in compliance with these debt covenants in 2016.

The Company has a revolving line of credit with a syndicate of lenders, under which it can borrow up to $4,000, of which $4,000 was available at December 31, 2016. Interest rates under the revolving line of credit are determined in the same manner as for the Term Loan described above. The revolving line of credit expires on September 12, 2019.

4.	INCOME TAXES

Income tax benefit for the year ended December 31, 2016, was as follows:

Current:
Federal	$15
State	55

70

Deferred:
Federal	(1,491)
State	(340)

(1,831)

Income tax benefit	$(1,761)

A reconciliation of recorded income tax benefit with income tax computed at the statutory federal tax rate of 34% is as follows:

Tax benefit computed at the statutory rate	$(1,387)
Other—including state income taxes—net of federal benefit	(374)

Income tax benefit	$(1,761)

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2016, consisted of the following:

Accounts receivable allowance	$60
Accrued and deferred expenses	821
Deferred revenue	68
Net operating loss	566
Other	3

Total deferred tax assets	1,518

Property and equipment	(232)
Software capitalization	(3,578)
Goodwill and intangible assets	(1,547)
Other	(23)

Total deferred tax liabilities	(5,380)

Total	$(3,862)

The Company’s net deferred tax liabilities are recorded as Deferred Income Taxes, a component of long-term liabilities on the Company’s balance sheet.

The Company had no recorded liabilities for uncertain tax positions at December 31, 2016. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax.

The Company’s primary tax jurisdictions include federal and various state jurisdictions. The Company’s 2012 through 2016 federal and various state tax years remain subject to income tax examinations by the relevant tax authorities. The 2014 federal income tax return for PEH and subsidiaries, which includes the Company, was selected for audit in 2016. The audit was completed with no changes made to taxable income.

5.	OPERATING LEASES

The Company leases certain facilities and equipment, under terms that expire at various dates through 2021. Most leases contain renewal options for varying periods. All of these leases are classified as operating leases. Rent expense for all leases was $1,455 for the year ended December 31, 2016.

Future minimum payments on all operating leases with initial non-cancellable lease terms in excess of one year as of December 31, 2016, are as follows:

Years Ending
December 31

2017	$1,505
2018	1,156
2019	858
2020	521
2021	138

Total	$4,178

6.	EMPLOYEE BENEFIT PLAN

The StoneRiver, Inc. 401(k) and Profit Sharing Plan (“Plan”) covered substantially all Company employees. The Plan allows for employer matching contributions at the Company’s discretion. For 2016, the discretionary matching percentage was one-third of the first 6% of employee salary deferrals. During 2016, Company contributions expensed were $732. Company contributions accrued at December 31, 2016, were $732.

7.	RELATED PARTY TRANSACTIONS

SRC provided certain shared services on behalf of SRG’s subsidiaries and allocated these costs to the Company until its contribution to the Company on March 1, 2016, as disclosed in Note 1. The allocations were primarily based on the Company’s revenues and expenses or employee count as a percentage of SRG’s consolidated totals. The shared services included human resources, payroll and benefits administration, treasury, property and casualty insurance, income tax compliance, transactional legal support, intranet and vendor management. In addition, certain Fiserv entities were vendors of the Company. Fiserv primarily provided information technology offshore contract labor services for the Company.

Until the contribution on March 1, 2016, the Company transferred its cash receipts daily to SRC’s cash concentration account and SRC paid the Company’s operating expenses. These receipts and payments were accounted for separately as due to and due from SRC. As of February 29, 2016, the due from SRC account balance of $25 was transferred to equity.

After the contribution, certain SRC bank accounts became part of the Company. The Company paid invoices on behalf of SRG and received transfers of cash receipts from SRG. As of December 31, 2016, the due to SRG account balance of $1,105 was transferred to equity.

Below is a summary of related-party transactions for the year ended December 31, 2016:

Amounts paid and accrued for contract labor services
rendered by Fiserv	$5,120
Amounts paid and accrued for services rendered by SRC	626
Self-insured health allocation from SRC	702
Current income tax benefit allocation from SRC	-

Below is a summary of related-party balance included in the December 31, 2016, balance sheet:

Amounts due to Fiserv entities, primarily contract labor	$608
Loan receivable due from SRC	-

The loan receivable due from SRC did not bear interest and was effectively settled on March 1, 2016, with the merger of SRC and the Company as noted above.

8.	COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in various lawsuits or arbitrations. Some of the proceedings would be indemnifiable by a SRG unitholder if a liability were to arise. In the opinion of management, the liabilities, if any, which may ultimately result from such proceedings are not expected to have a material adverse effect on the financial statements of the Company.

9.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date and time these financial statements were available to be issued on June 5, 2017, and noted no events that are subject to recognition or disclosure except as follows:

On February 28, 2017, SRG closed on the sale of the Company to a third party. Proceeds from the sale were used to fully repay the balance outstanding on the Term Loan.

In May 2017, the State of Ohio Bureau of Workers’ Compensation (BWC), CGI Technologies and Solutions Inc. (CGI) and StoneRiver, reached an agreement in principle, on condition that the Company assumes the original master contract signed between BWC and CGI. The three parties are negotiating the terms and conditions of this agreement. The Company is evaluating the scope and implications of undertaking responsibilities and warranties previously borne by CGI and will seek modifications to the master agreement. While the agreement has not been finalized and is subject to continuing uncertainty, the Company believes that the estimated reserves for contract concessions, as reflected in the December 31, 2016 financial statements, are adequate.

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